Form ATS-N
GSCO CRD # 361

Part III, Item 13(a)—Segmentation; Notice

<u>Request</u>: *Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?*

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

<u>Response</u>:

Below is a chart that illustrates the Counterparty Categorization framework.

Contra Category Selected	Taker Category = "a" (least probability of incurring a negative mark-out)	Taker Category = "b" (greater probability of incurring a negative mark-out)	Taker Category = "c" (highest probability of incurring a negative mark-out)
"a"	Match	No Match	No Match
"b"	Match	Match	No Match
"c"	Match	Match	Match